SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                  (Rule 13D)

                   Under the Securities Exchange Act of 1934

                         INSURANCE AUTO AUCTIONS, INC.
           --------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
           --------------------------------------------------------
                        (Title of Class of Securities)

                                   457875102
           --------------------------------------------------------
                                (CUSIP Number)

                          James J. Connors, II, Esq.
                      Vice President and General Counsel
                                Kelso & Company
                          320 Park Avenue, 24th Floor
                              New York, NY 10022
                                (212) 223-2379
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                With a copy to:
                              Lou R. Kling, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                               February 22, 2005
           --------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

------ -------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

        Axle Holdings, Inc.
------ -------------------------------------------------------------------------
 2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [ ]
                                                                     (b) [X]
------ -------------------------------------------------------------------------
 3.     SEC USE ONLY

------ -------------------------------------------------------------------------
 4.     Source of Funds (See Instructions)

        00
------ -------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
------ -------------------------------------------------------------------------
 6.     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
                              7.       Sole Voting Power

                                       0
Number of                    ------- -------------------------------------------
Shares                        8.       Shared Voting Power
Beneficially
Owned by                               3,387,400 (1)
Each                         ------- -------------------------------------------
Reporting                     9.       Sole Dispositive Power
Person with
                                       0
                             ------- -------------------------------------------
                              10.      Shared Dispositive Power

                                       0
------ -------------------------------------------------------------------------
 11.    Aggregate Amount Beneficially Owned by Each Reporting Person

        3,387,400
------ -------------------------------------------------------------------------
 12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                            [ ]
------ -------------------------------------------------------------------------
 13.    Percent of Class Represented by Amount in Row (11)

        28.6% (2)
------ -------------------------------------------------------------------------
 14.    Type of Reporting Person (See Instructions)
        CO
------ -------------------------------------------------------------------------


(1) Based on the 3,387,400 outstanding shares of Common Stock of Insurance Auto Auctions, Inc. (the "Issuer") beneficially owned in the aggregate, as of February 22, 2005, by (i) ValueAct Capital Partners, L.P., (ii) ValueAct Capital Partners II, L.P., (iii) ValueAct Capital Master Fund, L.P., and (iv) ValueAct Capital Partners Co-Investors, L.P. (collectively, the "ValueAct Funds"), as represented and warranted in the Voting Agreement (as defined in
Item 3 below).

(2) Based on 11,850,796 shares of Common Stock issued and outstanding as of February 18, 2005, as represented and warranted in the Merger Agreement (as defined in Item 4 below). Based upon the Issuer's reported 11,547,995 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended September 26, 2004, this percentage would be 29.3%.

ITEM 1. SECURITY AND ISSUER.

         The class of equity security to which this Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Insurance Auto Auctions, Inc., an Illinois corporation (the "Issuer"). The principal executive offices of the Issuer are located at 850 East Algonquin Rd., Suite 100, Schaumburg, Illinois 60173.

ITEM 2. IDENTITY AND BACKGROUND.

         The name of the person filing this Schedule 13D is Axle Holdings, Inc., an Illinois Corporation ("Holdings"). Holdings was incorporated on February 18, 2005 for the purpose of effecting an acquisition of the outstanding shares of capital stock of the Issuer, as described in Item 4 below (the "Acquisition"). All of the outstanding capital stock of Holdings is currently owned by Kelso Investment Associates VII, L.P., a Delaware limited partnership ("KIA VII"), and KEP VI, LLC, a Delaware limited liability company ("KEP VI"), two private investment funds affiliated with Kelso & Company, L.P., a Delaware limited partnership ("Kelso").

         Kelso is a private investment firm specializing in acquisition transactions. The general partner of KIA VII is Kelso GP VII, L.P., a Delaware limited liability partnership ("Kelso GP LP"), the principal business of which is serving as the general partner of KIA VII. The general partner of Kelso GP LP is Kelso GP VII, LLC, a Delaware limited liability company ("Kelso GP LLC"), the principal business of which is serving as the general partner of Kelso GP LP. The principal address of Holdings, KIA VII, KEP VI, Kelso GP LP and Kelso GP LLC is c/o Kelso and Company, 320 Park Avenue, 24th Floor, New York, New York 10022. The name, citizenship, principal occupation and address of each executive officer and director of Holdings and each managing member of KIA VII, KEP VI, Kelso GP LP and Kelso GP LLC are set forth in Schedule I, which is incorporated by reference herein.

         During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) hereby expressly disclaim beneficial ownership of any shares of Common Stock, and the filing of this Statement shall not be construed as an admission that such persons or entities are, for purposes of Section 13(d) of the Exchange Act, as amended, the beneficial owners of any such shares of Common Stock.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Holdings may be deemed to have acquired beneficial ownership of 3,387,400 shares of Common Stock, pursuant to the Voting Agreement, dated as of February 22, 2005, among Holdings, ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., ValueAct Capital Master Fund, L.P., and ValueAct Capital Partners Co-Investors, L.P. (each a "Shareholder" and, collectively, the "Shareholders") (the "Voting Agreement"). The Voting Agreement was entered into in connection with, and as consideration for, the execution and delivery of the Merger Agreement (as defined in Item 4 below) by Holdings, and Holdings did not pay any additional consideration in connection with the execution and delivery of the Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

         On February 22, 2005, the Issuer, Holdings and Axle Merger Sub,
Inc., an Illinois corporation and wholly-owned subsidiary of Holdings ("AcquisitionCo"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will become a subsidiary of Holdings. The Merger Agreement contemplates that AcquisitionCo will merge with and into the Issuer (the "Merger") and each outstanding share of the Issuer's Common Stock (the "Shares"), except for treasury shares and dissenting shares, will be converted into the right to receive $28.25 in cash per share (the "Merger Consideration"). In addition, in the Merger all outstanding options to purchase Shares, other than certain options held by members of management that will exchanged for options to purchase common stock of Holdings, will be cancelled in exchange for $28.25 in cash, less the applicable option price. The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer stockholder approval.

         Pursuant to the Voting Agreement, each of the Shareholders has agreed to vote, or execute written consents with respect to, all of the Common Stock held by such Shareholder (i) in favor of approval and adoption of the Merger Agreement, the transactions contemplated thereby (including, without limitation, the Merger) and any actions required in furtherance thereof and
(ii) against (a) any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under such Voting Agreement, the Merger Agreement, or any other agreement contemplated thereby, (b) any Acquisition Proposal (as defined in Section 11.8 of the Merger Agreement) and any other proposal for action or agreement that is intended, or would reasonably be expected, to impede, interfere with, delay, frustrate, postpone or adversely affect the consummation of the transactions contemplated by the Merger Agreement, (c) any change in the composition of the Board of Directors of the Issuer, other than as contemplated by the Merger Agreement, and (d) any amendment to the articles of incorporation or by-laws of the Issuer, other than as contemplated by the Merger Agreement. In addition, each Shareholder has granted an irrevocable proxy to Holdings and any designee thereof and each of Holdings' officers, as such Shareholder's attorney, agent and proxy with the full power of substitution, to vote and otherwise act with respect to all such Shareholder's Shares at any meeting of the shareholders of the Issuer (whether annual or special and whether or not an adjourned or postponed meeting) or pursuant to any action by written consent, in accordance with the foregoing.

         Under the Voting Agreement, each Shareholder has agreed not to sell, transfer, pledge, assign or otherwise dispose of its Shares (or enter into a contract with respect to the foregoing), grant any proxies or enter into any voting agreement with respect to its Shares, deposit its Shares in any voting trust or knowingly take any action that would interfere with the performance of its obligations under the Voting Agreement. Each Shareholder has also agreed not to solicit, initiate, facilitate or encourage the making of any Acquisition Proposals with respect to the Issuer or engage in any negotiations or discussions concerning any Acquisition Proposal.

         The Voting Agreement terminates upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) a mutual written agreement of Holdings and the Shareholder to terminate the Voting Agreement, or (iii) the consummation of the transactions contemplated by the Merger Agreement.

         The foregoing summaries, and all references to the Merger Agreement and the Voting Agreement set forth in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement filed as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

         As provided in the Merger Agreement, the articles of incorporation and by-laws of the AcquisitionCo as in effect immediately prior to the Merger, will be the articles of incorporation and by-laws of the surviving corporation after the Merger until thereafter amended. If the transactions contemplated by the Merger Agreement are consummated, the Common Stock of the Issuer will be delisted from the Nasdaq Stock Exchange and will be deregistered under Section 12(g)(4) of the Exchange.

         Except as indicated above, none of Holdings or, to the knowledge of Holdings, any person named in Item 2 has any plans or proposals which relate to or would relate or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The responses of Holdings with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock are incorporated herein by reference.

         (b) The responses of Holdings with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which Holdings has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. Holdings may be deemed to have shared power to vote such shares of Common Stock with respect to the limited matters described in Item 3 above. However, Holdings expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreement.

         Except as set forth in this Schedule 13D, to the knowledge of Holdings, no person named in Item 2 beneficially owns any shares of Common Stock.

         (c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Holdings or, to the knowledge of Holdings, the other persons named in Item 2.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of Holdings, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of February 22, 2005, by and among Axle Holdings, Inc., Axle Merger Sub, Inc. and Insurance Auto Auctions, Inc. (incorporated herein by reference to Exhibit 99.1 to Insurance Auto Auctions, Inc.'s Current Report on Form 8-K, filed February 23, 2005 (Commission File No. 0-19594)).

Exhibit 2 Voting Agreement, dated as of February 22, 2005, by and among Axle Holdings, Inc., ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., ValueAct Capital Master Fund, L.P., and ValueAct Capital Partners Co-Investors, L.P.*


* Filed herewith.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                           AXLE HOLDINGS, INC.

                           By: /s/ James   J. Connors, II
                               ----------------------------------------
                               Name:   James J. Connors, II
                               Title:  Vice President and Assistant Secretary





Dated: March 3, 2005

                                                                     Schedule I

                 DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS

         The following table sets forth the name and present principal occupation of each director and executive officer of Holdings. The business address of each such person is c/o Kelso and Company, L.P., 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.

Directors and Executive Officers     Present Principal Employment
--------------------------------     ----------------------------
Michael B. Goldberg                  Managing Director of Kelso
David I. Wahrhaftig                  Managing Director of Kelso
Frank J. Loverro                     Managing Director of Kelso
James J. Connors, II                 Vice President and General Counsel of Kelso
Howard A. Matlin                     Vice President and Chief Financial Officer

         The following table sets forth the name and present principal occupation of each managing member of KIA VII, KEP VI, Kelso GP LP and Kelso GP LLC. The business address of each such person is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.


Directors and Executive Officers     Present Principal Employment
--------------------------------     ----------------------------
Frank T. Nickell                     President and Chief Executive Officer
                                     of Kelso
Thomas R. Wall, IV                   Managing Director of Kelso
George E. Matelich                   Managing Director of Kelso
Michael B. Goldberg                  Managing Director of Kelso
David I Wahrhaftig                   Managing Director of Kelso
Frank K. Bynum, Jr.                  Managing Director of Kelso
Philip E. Berney                     Managing Director of Kelso
Frank J. Loverro                     Managing Director of Kelso
Michael B. Lazar                     Managing Director of Kelso